PE
10/31/01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2001

HSBC Holdings plc

10 Lower Thames Street, London EC3R 6AE, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ________]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ________ No ✔]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: [signature]
Name: P A Stafford
Title: Senior Assistant Secretary

Dated: October 31, 2001

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		16:02 9 Oct 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D G Eldon

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 13,419
Abacus Corporate Trustee Limited 149,601

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3. Above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / scrip dividend

7) Number of shares/amount of stock acquired

2,338

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

US$11.9717

13) Date of transaction

9 October 2001

14) Date company informed

9 October 2001

15) Total holding following this notification

163,020 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 9 October 2001

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		16:02 9 Oct 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D G Eldon

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 13,419
Abacus Corporate Trustee Limited 149,601

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3. Above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / scrip dividend

7) Number of shares/amount of stock acquired

2,338

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

US$11.9717

13) Date of transaction

9 October 2001

14) Date company informed

9 October 2001

15) Total holding following this notification

163,020 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 9 October 2001

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		16:02 9 Oct 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D G Eldon

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 13,419
Abacus Corporate Trustee Limited 149,601

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3. Above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / scrip dividend

7) Number of shares/amount of stock acquired

2,338

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

US$11.9717

13) Date of transaction

9 October 2001

14) Date company informed

9 October 2001

15) Total holding following this notification

163,020 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 9 October 2001

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		16:02 9 Oct 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D G Eldon

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 13,419
Abacus Corporate Trustee Limited 149,601

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3. Above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / scrip dividend

7) Number of shares/amount of stock acquired

2,338

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

US$11.9717

13) Date of transaction

9 October 2001

14) Date company informed

9 October 2001

15) Total holding following this notification

163,020 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 9 October 2001

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		16:02 9 Oct 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D G Eldon

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 13,419
Abacus Corporate Trustee Limited 149,601

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3. Above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / scrip dividend

7) Number of shares/amount of stock acquired

2,338

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

US$11.9717

13) Date of transaction

9 October 2001

14) Date company informed

9 October 2001

15) Total holding following this notification

163,020 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 9 October 2001

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		16:02 9 Oct 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D G Eldon

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 13,419
Abacus Corporate Trustee Limited 149,601

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3. Above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / scrip dividend

7) Number of shares/amount of stock acquired

2,338

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

US$11.9717

13) Date of transaction

9 October 2001

14) Date company informed

9 October 2001

15) Total holding following this notification

163,020 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 9 October 2001

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		16:02 9 Oct 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D G Eldon

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 13,419
Abacus Corporate Trustee Limited 149,601

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3. Above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / scrip dividend

7) Number of shares/amount of stock acquired

2,338

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

US$11.9717

13) Date of transaction

9 October 2001

14) Date company informed

9 October 2001

15) Total holding following this notification

163,020 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 9 October 2001

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		16:02 9 Oct 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D G Eldon

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 13,419
Abacus Corporate Trustee Limited 149,601

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3. Above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / scrip dividend

7) Number of shares/amount of stock acquired

2,338

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

US$11.9717

13) Date of transaction

9 October 2001

14) Date company informed

9 October 2001

15) Total holding following this notification

163,020 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 9 October 2001

END

status list

2 October 2001

HSBC ACQUIRES PROPERTY VISION

Property Vision, the UK's market leading consultancy for property buyers, has become a member of the HSBC Group.

HSBC Republic Bank (UK) Limited has acquired Property Vision which, following completion adjustments, will have approximately £0.5 million net asset value. HSBC's and Property Vision's clients share similar profiles and financial needs. The acquisition will enhance HSBC Republic Bank's property advisory operation and enable Property Vision to expand its business as part of a large and international financial services group. Property Vision will continue to serve its existing clients and will retain its brand name and offices.

Property Vision was co-founded in 1983 by Willie Gething and Charlie Ellingworth. Today the business employs 32 staff, who have a detailed knowledge of this specialised market, from offices in London and near Newbury, Berkshire. They advise on the purchase of property for their clients from £400,000 upwards and negotiated on the purchase of £200 million worth of property last year.

Willie Gething, joint founder and managing director of Property Vision, said: "This is a fantastic opportunity for Property Vision. Joining HSBC provides a springboard to develop our business while continuing to advise our existing client base."

Marcus Gregson, chief executive of HSBC Republic Bank (UK) Limited, said: "Willie and Charlie have built a very successful firm with a terrific reputation in the market place. The purchase of this business creates opportunities to develop new and value-added services for our private banking customers in the UK and overseas."

more...

Media enquiries to:

Willie Gething
Property Vision
Tel: (0)20 7808 8985

Marcus Gregson
HSBC Republic Bank (UK) Ltd
Tel: (0)20 7860 5360

Adrian Russell/Karen Ng
HSBC Holdings plc
Tel: (0)20 7260 8211/9814

Notes to editors

1. HSBC Republic
The HSBC Group's flagship international private banking brand, HSBC Republic employs over 3,300 staff and provides private banking and trustee services to high net worth individuals and their families through 33 locations in the Americas, the Asia-Pacific region, Europe and the Middle East. It had client assets under management in excess of US$145 billion at 30 June 2001.

2. HSBC Holdings plc
With some 6,500 offices in 78 countries and territories and assets of US$692 billion at 30 June 2001, the HSBC Group is one of the world's largest banking and financial services organisations.

ends

HSBC

Information

1 October 2001

HSBC HOLDINGS PLC
PAYMENT OF DIVIDENDS IN UNITED STATES DOLLARS, STERLING OR HONG KONG DOLLARS

On 6 August 2001, the Directors of HSBC Holdings plc declared a first interim dividend for 2001 of US$0.19 per ordinary share. The dividend is payable on 9 October 2001 to shareholders on the Principal Register or Hong Kong Overseas Branch Register at close of business on 24 August 2001 in cash in US dollars, sterling or Hong Kong dollars, or a combination of these currencies and with a scrip dividend alternative.

In the absence of instructions to the contrary, shareholders on the Principal Register will automatically receive dividends in sterling. Shareholders on the Hong Kong Overseas Branch Register will automatically receive dividends in Hong Kong dollars.

Dividends payable in cash in sterling or Hong Kong dollars will be converted from US dollars at the forward exchange rates quoted by HSBC Bank plc in London at 11.00 am on 1 October 2001 (US$1 = HK$7.7981 and £1 = US$1.4761). Accordingly, the amount payable on 9 October 2001 will be:

US$0.19 per share;
approximately HK$1.481639 per share or;
approximately £0.128717 per share.

R G Barber
Group Company Secretary
HSBC Holdings plc

Media enquiries to Karen Ng on 020 7260 9814.